SECURITIES AND EXCHANGE COMMISSION



                            Washington, D.C. 20549




                                   FORM 6-K


                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For July 16, 2004



                         Andina Bottling Company, Inc.
                (Translation of registrant's name into English)


                          Avenida Andres Bello 2687
                             Piso 20, Las Condes
                                   Santiago
                                     Chile
                   (Address of principal executive offices)

                           Form 20-F X Form 40-F ___



                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                                 Yes      No  X
                                    ---      ---

                 ANDINA BOTTLING COMPANY, INC. (THE "COMPANY")
                              REPORT ON FORM 6-K

TABLE OF CONTENTS

1. Notice of material event pertaining to the distribution of interim dividends.
2. Notice of material event pertaining to the approval of the board to adopt a Code of Business Conduct pursuant to applicable requirements

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                             EMBOTELLADORA ANDINA S.A.

                                             By: /s/ Osvaldo Garay
                                                ----------------------
                                                Osvaldo Garay
                                                Chief Financial Officer


Dated: July 16, 2004

                                MATERIAL EVENT
                                --------------


CORPORATE NAME          : EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY     : 00124

TAXPAYER I.D.           : 91.144.000-8

----------------------------------------------------------------------

The following is reported by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.B.3 of General Rule No. 30 of the Superintendency of Securities and
Insurance:

INTERIM DIVIDEND NO. 142
------------------------

As authorized by the Regular Shareholders
Meeting held April 13th of this year (the "Meeting"), the Board resolved to distribute the following sums as interim dividend No. 142:

a) $4.80 (four pesos and eighty cents) per Series A share; and

b) $5.28 (five pesos and twenty-eight cents) per Series B share.

This dividend will be paid on account of income from the 2004 fiscal year and will be available to shareholders beginning July 28, 2004. The Shareholders Registry will close on July 22, 2004 for payment of this dividend.

CODE OF BUSINESS CONDUCT
------------------------

Also, the Board approved to include in the Web Page www.andina.cl and www.koandina.com as of the day of today, the Code of Business Conduct, according to the requirements of the NYSE and the Sarbanes - Oxley Act. of the United States, which a copy is attached.

Santiago, June 30, 2004

Pedro Pellegrini Ripamonti
Corporate Legal Manager
Embotelladora Andina S.A.

0628-2004